AGENIX

AGENIX LIMITED
7 Durbell Street
Acacia Ridge QLD 4110
Australia
Tel: 0408 151 270
Fax: 07 5539 3055
Website: www.agenix.com

[redacted]

08001554

13 March 2008

US SECURITIES AND EXCHANGE COMMISSION
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam,

Please find enclosed the latest announcements for Agenix Limited for your information and records.

Please do not hesitate to contact me should you require further information.

Regards.

Marina Roy
Executive Assistant
Agenix Limited

AGENIX

Company Announcement

15 November 2007

Sinopharm Substantially Increases Purchase of Agenix Anti-HBV Drug – First Delivery by Early December 2007

Probable that combined sales achieved by Sinopharm and own sales force will reach RMB100 million (A$15.2 million) in 2008 calendar year

At an official signing ceremony yesterday, at the Shanghai headquarters of Sinopharm Medicine Holding Co., Ltd, ("Sinopharm"), Agenix CEO and Managing Director, Mr Neil Leggett, signed a Master Distribution Agreement obtaining substantially higher purchases of YouHeDing, Agenix's patented anti-hepatitis B virus ("anti-HBV") drug, (an Adefovir Dipivoxil tablet).

After a detailed evaluation of YouHeDing and its market potential by Sinopharm, and negotiations with Agenix Biopharmaceutical (Shanghai) CEO, Mr Jonathan Zhang, Sinopharm Shanghai President, Madame Feng Rong, committed to purchases of YouHeDing of not less than RMB50 million (A$7.6 million) in the 12 months to 30 November 2008. This is a substantial increase over the RMB28 million (A$4.2 million) previously committed to in a letter of intent.

The first delivery of YouHeDing to Sinopharm will be no later than early December 2007 and regular monthly deliveries are expected after that.

Manufacturing at Agenix's Pudong facility is proceeding well and over 100,000 bottles of YouHeDing are now available for distribution.

Agenix Biopharmaceutical (Shanghai) CEO, Mr Jonathan Zhang, stated: "The enhanced distribution arrangement with Sinopharm confirms the acceptance of our patented YouHeDing drug as a substantial player in the anti-HBV drug market in China, where HBV is a major health concern to 10% of the population."

"Based on feedback from our growing direct sales force in China, which is another major channel we will use to sell our drug here, we expect to deliver strong sales over the next 12 months reaching RMB100 million at high margin", Mr Zhang said.

At the signing ceremony, Madame Feng and Mr Leggett expressed their desire that this be the start of a long term relationship between Sinopharm, China's largest

pharmaceutical distributor, and Agenix Biopharmaceutical (Shanghai), particularly given Agenix's strong anti-viral drug development pipeline and the prospect of additional products reaching the market in the near future.

Mr Neil Leggett said today from Shanghai: "There are an estimated 130 million HBV sufferers in China, with an estimated 30 to 40 million of those being chronic sufferers. We are very comfortable with our projections that revenue from YouHeDing will rise to over RMB320 million (A$48.4 million) per annum at high margin as the sales and marketing network is rolled out over the next few years."

Mr Leggett added: "During my many trips to China, I have encountered enormous interest in YouHeDing. There is also enormous interest in our whole anti-viral drug development pipeline. Together with members of the Agenix Biopharmaceutical (Shanghai) regulatory and marketing team, I will be travelling to Beijing later today to meet with key opinion leaders in the treatment of HBV to discuss our rollout of YouHeDing. I will also outline our plans for the multi-product growth platform we are creating in China."

New Drug Approval for YouHeDing was received from the State Food and Drug Administration of the People's Republic of China ("SFDA") on 30 September 2007.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 408 151 270

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®, which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood

clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

AGENIX

Company Announcement

19 November 2007

AGENIX RECEIVES PAYMENT OF $1.4 MILLION FROM PREVIOUSLY ANNOUNCED ANIMAL HEALTH BUSINESS DEAL

On 7 April 2006, Agenix announced that IDEXX Laboratories, Inc of the United States would pay $10 million in cash in consideration for the assignment of the patents and other intangible assets of its AGEN Animal Health business and the granting to IDEXX of an exclusive distributorship for AGEN's animal health diagnostic products.

The consideration was payable in parts, with $6.7 million being paid at settlement on 24 April 2006. The balance of $3.3 million was to be paid progressively as operational transfer milestones were completed.

To date, $0.9 million has been progressively received.

Agenix has today announced that a further $1.4 million has now been received, resulting from completion of operational business transfer milestones.

The final payment of $1.0 million is anticipated to be received by January 2008 when all remaining transfer obligations are expected to be satisfied.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Phone: + 61 408 151 270

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

AGENIX

Company Announcement

28 November 2007

ThromboView® Update

Phase II PE Study Proceeding Well

Agenix reports that recruitment is progressing on schedule in its Phase II Pulmonary Embolism (PE) study, with 12 out of a proposed 50 patients suspected ofhaving PE recruited to date.

Patient recruitment is scheduled to be completed in the second quarter of the 2008 calendar year, with image data available for analysis by 30 June 2008.

The trial is being conducted in 7 sites across the United States and Canada. Agenix announced the recruitment of the first patient into the trial on 21 September 2007, although some sites did not come on line until well after that.

Principal Investigator Professor Timothy Morris from the University of California, San Diego Medical Center said: "This study has enlisted world-class sites in the diagnosis and treatment of venous thromboembolism across the USA and Canada. Recruitment is proceeding enthusiastically and we expect to complete the study on time".

ThromboView® is being assessed for efficacy in comparison to computed tomographic pulmonary angiography (CTPA), the standard technique used in clinical practice.

Agenix CEO and Managing Director, Mr Neil Leggett added: "The trial is proceeding with periodic image reviews as patients are recruited. We are keen to have image data available for review by potential partners as soon as possible."

"The current PE study is proceeding in parallel with planning and documentation of regulatory and commercial strategies for ThromboView®. Together with images taken, this will form a package for discussion with potential partners. We are strongly of the belief that ThromboView® will occupy an important and significant part of the armoury of physicians to identify blood clots," Mr Leggett added.

In PE and DVT (deep vein thrombosis) clinical trials to date, ThromboView® has been administered to 163 patients and healthy volunteers. It has shown an excellent safety profile and the ability to detect clots in both legs and lungs with high accuracy.

There is currently no single test available to definitively identify blood clots. Well over 4 million image sets are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population and the increased risk of blood clots in elderly patients. There is also mounting concern about the radiation dose associated with CTPA, especially in certain populations such as young women, whereas the radiation dose associated with ThromboView® is minimal.

The size of the European market is similar to that of the USA.

Agenix estimates its potential market share of peak end user sales exceeding US$550 million per annum.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected PE or DVT. The antibody flows through the body and attaches to blood clots, which are then detected by a standard, routinely available imaging cameras.

END

For more information, please contact:
Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: +61 408 151 270

Details of the Phase II PE trial (CAN/US-002-II-PE) are set out below
CAN/US-002-II-PE is a Phase II, open label, non-randomised, multi-centre, single dose study to evaluate the diagnostic accuracy of 99mTc-ThromboView® SPECT (single photon emission computed tomography) imaging for the detection and exclusion of acute PE in patients for whom there is a moderate to high clinical suspicion of PE.

The primary objective of the study is to provide estimates of the sensitivity of 99mTc-ThromboView® in patients with confirmed PE, as determined by computed tomographic pulmonary angiography (CTPA) and the specificity of 99mTc-ThromboView® in subjects with PE excluded by CTPA.

The trial will also further evaluate the safety and tolerability of ThromboView® in this patient population.

A further objective will be to establish optimum image acquisition parameters and interpretation guidelines and to evaluate the diagnostic utility of image post-processing techniques.

A total of 50 evaluable patients will be enrolled in this study. The study will be conducted to ICH GCP standards.

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year, with full data available by 30 June 2008. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ravindran Govindan
Date of last notice	16 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect
Date of change	13 December 2007
No. of securities held prior to change	5,469,557 Ordinary Shares 300,000 Listed Options
Class	
Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,250
No. of securities held after change	5,519,557 Ordinary Shares 300,000 Listed Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AGENIX

20 December 2007

AGENIX APPOINTS NEW CEO

The Agenix Board has appointed Dr Stephen Phua, MBBS, MFPM, as Chief Executive Officer and Managing Director effective from 3 January 2008.

The appointment of Dr Phua follows a joint recommendation to the Agenix Board by Chairman, Mr Ravi Govindan, and current CEO and Managing Director, Mr Neil Leggett.

Dr Phua, who was until recently the President of IMS Asia Pacific, is a well-connected and internationally recognised senior executive in the pharmaceutical and healthcare industries. IMS is a leading provider of business intelligence and strategic consulting services for the pharmaceutical and healthcare industries, has over 7,600 employees globally and has a presence in over 100 countries. He has extensive knowledge of product commercialisation requirements in the Asia Pacific, particularly China, Indonesia, Japan, Korea, Taiwan, Singapore, Australia and New Zealand.

Dr Phua received his medical degree from the University of Singapore. He is a member of several professional associations, including the Faculty of Pharmaceutical Medicine of the Royal College of Physicians. He was a member of the advisory board of the Bioinformatics Center in Singapore.

In addition, Dr Phua served as Group General Manager of Parkway Group Healthcare before joining Onemedhub, a Parkway associated company, as its Chief Executive Officer. He was the Vice President and Managing Director for Clinical Services, Covance Asia Pacific in 1998. Based in the Singapore office, Dr Phua was responsible for all clinical operations in the Asia-Pacific region, including Japan, China, Central Asia, Australia, and New Zealand. Covance is one of the largest Contract Research Organizations in the world.

Dr Phua's full resume is attached as an Appendix.

Agenix Chairman, Mr Ravi Govindan stated: "It is a coup to snare an internationally recognised talent like Dr Phua. He will operate from an office in Singapore, which provides a central base to visit our China and Australian operations, as well as our North American sites conducting the current ThromboView® clinical trial. Dr Phua will spend much of his time in China where he has considerable contacts and product marketing expertise. He is an extremely well-known and highly respected healthcare industry strategist."

"The Board is tremendously appreciative of Mr Neil Leggett's tireless efforts as CEO over the past two years, which have resulted in a platform for what will be a strong growth phase. Mr Leggett will continue to provide service to Agenix in a changed role, Mr Govindan said."

Mr Leggett, who was appointed CEO and Managing Director of Agenix in December 2005, and for the 2 ½ years prior to that was Chief Financial Officer/Finance Director and Company Secretary, will remain a director of Agenix. He will also assume the role of Company Secretary. The Board will also contract Mr Leggett for a consultancy period to assist Dr Phua and the Board with transitional issues and in relation to the Australian operations, where the workforce now numbers around only 20 people. He will also assist with corporate communications in Australia, company secretarial issues and legal affairs, as well as assist with finance and administration requirements in Australia.

Mr Leggett commented: "Dr Phua is clearly the right person with the right skills and connections to take Agenix to the next stage in its transformation. Two years ago Agenix required considerable re-structuring. The non-performing diagnostic test businesses have been sold or related intellectual property out-licensed. The ThromboView® project has been substantially advanced. Our acquisition in China is a sensational investment for Agenix shareholders. Dr Phua is best placed to obtain maximum leverage from the platform we have created."

The newly appointed Dr Phua stated: "It is indeed an honour to be appointed as the CEO of one of the oldest biotech companies in Australia with a strong legacy of innovation. The acquisition of an innovative adefovir molecule via SHRG in China allows Agenix to enter into the fast growing novel generic sector with focus on anti-viral and anti-cancer therapies that will meet significant unmet needs in viral diseases such as chronic hepatitis B and cancers."

"The clinical trial results of ThromboView® are also very promising and it will be my duty to define a clear commercial strategy for this crown jewel of the company for which substantial investment has been made to date. We also need a longer term view on how we could leverage on our competency and leadership in the monoclonal antibodies research in blood clots for a wider therapeutic opportunity for coronary diseases and stroke," he said.

"I would like to extend my congratulations and sincerest gratitude to Neil and his team for their efforts in restructuring the company and they have built a solid foundation for Agenix to leapfrog to another level," Dr Phua added.

In other changes, Mr Robert Irons will take up a position as Financial Controller at Agenix in Brisbane from 2 January 2008 and Mr Tan Kok See commenced as Financial Controller of Agenix Biopharmaceutical (Shanghai) on 10 December 2007.

With the above changes, Mr Karl Schlobohm, current Director responsible for finance and also Company Secretary, will resign as Company Secretary and act as a non-executive director and Chairman of the Audit Committee.

ENDS

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +65 9878 1233

Appendix

Resume of Dr Stephen Phua, MBBS., MFPM.

Stephen Phua, M.D. is currently the President of IMS Asia Pacific. He was the Group General Manager of Parkway Group Healthcare before joining Onemedhub, a Parkway associated company, as its Chief Executive Officer. Parkway is a listed company in Singapore that owns 12 hospitals in S E Asia. He was the Vice President and Managing Director for Clinical Services, Covance Asia Pacific in 1998. Based in the Singapore office, Stephen was responsible for all clinical operations in the Asia-Pacific region, including Japan, China, Central Asia, Australia, and New Zealand. Covance is one of the largest Contract Research Organizations in the world.

Stephen ran a private equity Life Science Fund in 1999 and the fund invested in a start-up with a novel platform technology in drug delivery, which was a resounding success. He has extensive pharmaceutical industry experience in the Asia-Pacific region. In 1987, he joined Wellcome as a Regional Medical Director, Southeast Asia, where he organized clinical trials and participated in the regional commercial launch of key antiviral medications, including one of the first Interferon to reach the market, Wellferon. As General Manager of Wellcome's Singapore operation, Stephen managed six diverse divisions, including pharmaceuticals and diagnostics. Subsequently, he was appointed President and Founding Director of the company's first wholly owned subsidiary in Korea in 1993.

In 1995, following the merger of Glaxo and Wellcome, Stephen joined Rhône Poulenc Rorer as Oncology Business Director, Asia Pacific. In this position, he helped the company with a fledgling oncology franchise to gain a foothold in the region's growing oncology market. Stephen established two advisory boards to help the company identify and develop new treatments for common types of cancer found in Asia, and orchestrated the regional launch of two major anti-cancer agents. Stephen was also the Head of the Oncology Business Unit of Rhône -Poulenc Rorer Japan and was responsible for organizing the start-up team in Marketing and Medical Affairs in Japan. Taxotere was a major success and the sales in Japan were only third to the United States and France when he left after 3 years on the job.

Stephen received his medical degree from the University of Singapore. He is a member of several professional associations, including the Faculty of Pharmaceutical Medicine of the Royal College of Physicians. He was a member of the advisory board of the Bioinformatics Center in Singapore. He was also on the board of Apex, a contract research organization based in Taipei and is a Council member of the Business Angel Networks of SE Asia.

AGENIX

20 December 2007

REMUNERATION DETAILS OF NEW CEO

As announced earlier today, the Agenix Board has appointed Dr Stephen Phua, MBBS, MFPM, as Chief Executive Officer and Managing Director effective from 3 January 2008.

Dr Phua will be based in Singapore but will spend considerable time visiting the Agenix China operations.

Dr Phua has been employed under a 2-year contract commencing 3 January 2008. His remuneration package consists of the following:

- a cash salary of A$400,000
- potential bonuses of a further A$225,000 based on the achievement of operational goals and share price performance.
- Dr Phua will be based in Singapore and taxed as a Singaporean resident. If for any reason Australian income tax is levied, which the Board has been advised will not be the case, the company will reimburse Dr Phua for any amount above Singapore resident tax rates.
- The provision of a car and a driver.
- The payment of family medical and dental expenses.
- The issue of 5 million options, as an incentive to accept the role of CEO and Managing Director with the company, with an exercise price of 16 cents (the closing price of Agenix shares on the deemed effective date of the contract).
- Participation in the company employee option scheme with option grants of 500,000 options on 21 July 2008 and 500,000 options on 21 July 2009 with exercise prices calculated as the average closing share price of Agenix shares for the 20 trading days prior to each grant date.
- 6 months' notice is required.
- If the contract is terminated early with no breach of the conditions of employment by the employee then the company will be required to make a lump sum payment equivalent to the sum of:
    - 12 months' fixed remuneration plus average bonus previously paid,
    - unused annual and other statutory leave,
    - an amount equal to the Black Scholes valuation of unexercised options issued to the employee.

ENDS

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +65 9878 1233

AGENiX

21 December 2007

Agenix Part Of Successful Consortium Which Wins Monoclonal Antibody Grant

Agenix today announced that it was part of a successful consortium that has been awarded an Industry Cooperative Innovation Program (ICIP) Grant entitled "Production of Monoclonal Antibodies" from AusIndustry, a division of the Department of Industry, Tourism and Resources. The ICIP grant consortium members are Acyte Biotech Pty Ltd, Biopharmaceuticals Australia, and Agen Biomedical Ltd.

The grant research work will be led by Acyte and will address the need to accelerate monoclonal antibody production from the research bench to the clinic by optimizing and selecting appropriate cell lines which can be used for antibody production. Acyte will utilize its innovative cell expression technology to isolate and identify high yielding cell lines in a rapid fashion, potentially reducing the time taken for this aspect of biopharmaceutical development from many months to a few weeks. Agen will contribute materials, technical characterization of expression products and commercially focused direction. Biopharmaceuticals Australia will leverage outcomes to assist other organisations translate R&D opportunities into commercial prospects.

Agen's Research and Product Development Director, Dr Mike Gerometta said: "We are pleased to be a part of this successful grant which will address an important need to improve rapid and cost-effective production of monoclonal antibodies from mammalian cell culture. This grant is evidence of Agenix's aim to remain on the cutting edge of Australia's monoclonal antibody innovation, after guiding ThromboView® through preclinical and Phase II clinical development."

Acyte CEO, Professor Peter Gray stated: "Currently, optimization of expression and production methods for promising biopharmaceutical candidates is often outsourced to overseas groups, with time and expense impacts for the product development cycle. Building Australian capability in this domain is critical to facilitating the translation of promising bench research into lead candidates, ready for early stage clinical trials."

BioPharmaceuticals Australia aims to develop world-class contract manufacturing facilities to service the needs of this rapidly growing sector. General Manager David Hughes said, "This is a great example of how Australian players can build on each others' strengths to support commercial development of products expressed in mammalian cells. We look forward to encouraging many more such collaborations".

ENDS

For more information, please contact:
Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: +61 408 151 270

AGENIX

21 December 2007

RESEARCH REPORT AVAILABLE

For the benefit of shareholders, Agenix has placed a recent research report on Agenix by AEGIS Equities Research on our website.

ENDS

For more information contact:

Mr Neil Leggett
Director
Agenix Limited
Ph: +61 408 151270

AGENIX

Company Announcement

31 December 2007

Sales of Anti-HBV Drug in China

Sales in December 2007, being the initial sales in China of YouHeDing, Agenix's patented anti-hepatitis B virus ("anti-HBV") drug, (an Adefovir Dipivoxil tablet), amounted to RMB10 million (A$1.6 million).

The sales represent the first deliveries under the distribution agreement with Sinopharm, China's largest pharmaceutical distribution company. Sinopharm has committed to purchases of YouHeDing of not less than RMB50 million (A$7.8 million) in the 12 months to 30 November 2008.

Agenix Biopharmaceutical (Shanghai) CEO, Mr Jonathan Zhang, stated: "We have now established sales representative offices in Chongqing and Shenyang. Together with the already-established office in Shanghai, Beijing and Guangzhou, we have a marketing presence in 5 locations covering the southwest, south, east, north and northeast of China."

"Feedback from key opinion leaders in the treatment of HBV confirms our expectation of strong sales over the next 12 months exceeding RMB100 million ($A15.6 million) at high margin," Mr Zhang added.

Mr Neil Leggett, outgoing Agenix CEO and Managing Director, who is in the process of relinquishing that role, commented: "The generation of initial sales in China is an important milestone in the corporate life of the Agenix which we started to transform 2 years ago. In China, we have established a growth platform which will be generating sales and profits, firstly in China and then elsewhere in Asia, as well as having a deep pipeline of other potential products in the anti-viral space. Our efforts have been recognized in a recent analyst valuation of Agenix at 36 cents per share, which we have made available on our website."

"The establishment of the growth platform in China is a testimony to the hardwork of Mr Jonathan Zhang and his management team, as well as the strategic input of Agenix Chairman, Mr Ravi Govindan," Mr Leggett commented.

END

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: + 65 9878 1233

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

Company Announcement

31 December 2007

AGENIX RECEIVES FINAL PAYMENT OF $1.0 MILLION FROM PREVIOUSLY ANNOUNCED ANIMAL HEALTH BUSINESS DEAL

On 7 April 2006, Agenix announced that IDEXX Laboratories, Inc of the United States would pay $10 million in cash in consideration for the assignment of the patents and other intangible assets of its AGEN Animal Health business and the granting to IDEXX of an exclusive distributorship for AGEN's animal health diagnostic products.

The consideration was payable in parts, with $6.7 million being paid at settlement on 24 April 2006. The balance of $3.3 million was to be paid progressively as operational transfer milestones were completed.

To date, $2.3 million had been progressively received.

Agenix has today announced that the remaining $1.0 million has now been received, resulting from completion of final operational business transfer milestones.

END

For more information, please contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Phone: + 65 9878 1233

Agenix Limited [ASX: **AGX**, OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,245,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Unlisted Employee Options Exercise price: $0.24 (a) Expiry date: For 125,000 options: 21 July 2013 (b) Expiry date: For 3,120,000 options: 11 December 2009

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Options will rank equally with ordinary shares only when exercised. Options do not participate in dividends.

5 Issue price or consideration

> Nil

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Grant of unlisted employee options to Managing Director and Company Secretary under employee option plan approved by shareholders at AGM.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 28 December 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
384,162,045	Ordinary fully paid Shares
20,373,488	Listed Options

+ See chapter 19 for defined terms.

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Non-Listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.30
		3,000,000	Non-Listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.40
		3,000,000	Non-Listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.50
		3,000,000	Non-Listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.60
		3,000,000	Non-Listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.70
		326,250	Non-Listed Employee Options Expiry date: 25/07/08 Exercise price: $0.3328
		688,750	Non-Listed Employee Options Expiry date: 21/07/09 Exercise price: $0.4128
		250,000	Options Expiry Date 22/09/09 Exercise Price $0.3928
		784,500	Non-Listed Employee Options Expiry Date 21/07/10 Exercise Price $0.6728
		1,250,000	Non-Listed Employee Options Expiry Date 18/11/10 Exercise Price $0.5428
		1,065,750	Non-Listed Employee Options Expiry Date 21/07/11 Exercise Price $0.2928
		200,000	Options Expiry Date01/01/12 Exercise Price $0.4000

+ See chapter 19 for defined terms.

		33,930,250	Total
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

Not applicable – options are not to be quoted.

Neil Leggett
Director
31 December 2007

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neil Leggett
Date of last notice	21 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) Direct (b) Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(b) Shareholder and director of family company which owns shares
Date of change	(a) 28 December 2007 (b) 20 December 2007 – 28 December 2007
No. of securities held prior to change	2,000,000 ordinary fully paid shares, 238,333 listed options and 6,175,000 unlisted employee options
Class	(a) Employee options, directly held (b) Ordinary fully paid shares and listed options indirectly held
Number acquired	(a) 3,120,000 employee option grant approved by shareholders at AGM
Number disposed	(b) 1,735,640 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(b) $283,787
No. of securities held after change	264,360 ordinary fully paid shares, 238,333 listed options and 9,295,000 unlisted employee options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(a) Employee option grant (b) On-market trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Karl Schlobohm
Date of last notice	2 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) Indirect through related entity (b) Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 December 2007
No. of securities held prior to change	(a) 123,750 ordinary fully paid shares and 5,250 listed options
Class	(a) Ordinary shares and listed options (b) Employee options, directly held
Number acquired	125,000 employee options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	(a)123,750 ordinary fully paid shares and 5,250 listed options (b) 125,000 employee options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Option grant approved by shareholders at AGM

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ravindran Govindan
Date of last notice	17 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 January 2008 21 January 2008
No. of securities held prior to change	5,519,557 Ordinary fully paid shares and 300,000 Listed options
Class	
Number acquired	100,000 Ordinary fully paid shares 30,000 Ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,500 $ 4,500
No. of securities held after change	5,649,557 Ordinary fully paid shares and 300,000 Listed options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Stephen Phua
Date of last notice	

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 January 2008
No. of securities held prior to change	0 Ordinary fully paid shares and 0 Listed options
Class	
Number acquired	100,000 Ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000
No. of securities held after change	100,000 Ordinary fully paid shares and 0 Listed options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

22 January 2008

AGENIX BOARD RESIGNATION

Mr Neil Leggett has announced that he will be resigning from the Agenix Board effective 31 January 2008.

He will continue to provide consulting services as Company Secretary in an ongoing role.

Mr Ravi Govindan, Agenix Chairman stated: "Neil has provided tremendous leadership as CEO over the past two years and as Finance Director before that. We look forward to the continued benefit of his skill and experience in his new role."

END

For more information, please contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +65 9878 1233

AGENIX

Company Announcement

15 February 2008

Shareholder Update

Dr Stephen Phua, newly appointed Agenix CEO and Managing Director, has provided the following company update.

"Dear Shareholders of Agenix,

Recent market events have not done justice to the intrinsic value of Agenix. After about a month with the company, I would like to share my aspirations and strategy for the company. It is important to note that after many years of your patience and long suffering, the company is turning around and will see positive cash flow no later than 2009.

It is obvious that the acquisition of SHRG and YSY in China has brought a very different business strategy to the company; the business model is one of building a portfolio of novel generics in China after the successful launch of YouHeDing® focusing on the anti-viral and anti-cancer therapeutic area. The shift calls for a position to be taken by the existing shareholders on the company's long standing project – ThromboView, a subject which I will discuss in my next communication.

Agenix Biopharma Shanghai has had a successful launch of YouHeDing®. We have a contract for firm order for the year by our distributor and co-marketing partner, Sinopharm for 50 mill RMB for the year. Sinopharm covers all the cities outside of the top 5 major regions.

Our sales for Jan 2008 were:

Jan 2008 Sales Report (RMB)		
Date	District	Jan Invoice
1.7.08	Hebei	234,020
1.11.08	Sichuan	116,924
1.11.08	Xinjiang	Invoice pending

1.17.08	YanCheng	Invoice pending	
12.31.07	Shanghai	8,931,450	
1.17.08	Guanzhou	1,620,652	
Total		10,903,046	
		AUD (rate 6.5)	1,677,392

Our current sales team of 40 representatives has started to make inroads in the 5 major regions that we are covering in China which represent more than 50% of the oral HBV market in China. We are on track to deliver no less than 100 mill RMB revenue by the end of the year.

The oral anti-viral market J05B (the IMS global nomenclature for this therapeutic category) in China has reached US$192 mill with growth rate 34% versus the total market growth of 22%. There are currently 100 mill chronic Hepatitis B carriers and 30 mill patients are eligible for treatment due to active liver diseases. However, the number of patients treated with oral antiviral drugs is less than 2% due to the availability of many Traditional Chinese Medicines. The increasing affluence in China is driving more patients to seek for Western anti-viral treatment and is one of the driving factors for the high growth in this sector.

China J05B market hit 192 USD Mil, with growth rate much faster than the total China Market in the past 2 years

Sales Value and Growth of J05B Market, MAT 3Q03-07



USD Mil
MAT Growth% (Con USD)
J05B Market CHPA
Growth over last year
Total China Market Growth
250
200
150
100
50
0
40
35
30
25
20
15
10
5
0
-5
-10
112
105
112
138
192
MAT 3Q03
MAT 3Q04
MAT 3Q05
MAT 3Q06
MAT 3Q07

OUR ASPIRATION:

The competition is fierce and the recent launch of entecavir (Baraclude®) from BMS is one of the drivers of growth in this market. The Q3 07 quarterly sales of the first generic , Dai Ding® that was launched in May 2005 has exceeded the original brand product , Hepsera® for the first time. Our aspiration is to overtake Dai Ding in 2011 to be the largest generic adefovir and the biggest brand in the adefovir category in China which is estimated to be US$40 mill per annum. There are 4 other generic products in the market.

J05B New products sales value by quarter since their launches



10
9
8
7
6
5
4
3
2
1
0
0
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
BARACLUDE SSB
DAI DING TJT
HEPSERA GTJ
MING ZHENG JTQ
BI RUI TE HVA
GENG MAI XIN ZJY
SEBIVO NBJ
XIN LI DI HHB

OUR STRATEGY:

Why do we think we could be the number 1 Adefovir in the market?

1. ***Recognised and rewarded as a truly innovative product***
    a. Oct 2007 – received approval from the State Food and Drug Agency as Category 1A drug which is immediately on the essential drug list and has a high chance for national insurance reimbursement.
    b. 2005 – awarded by Shanghai High-Tech Development Commission.
    c. 2004 – awarded - "Special project of '863 Plan'-National 10th Five-Year plan key science and technology breakthrough by National Science from Ministry of Science and Technology.
    Project 863: The National High Technology Research and Development Program of China (863 Program) was launched in March 1986 by the government of China with the aim of enhancing China's international competitiveness and improving China's overall capability of R&D in high technology.
    d. 2003 – received science grant from Shanghai Science Development Fund.

e. 2002 – "Biopharma science and technology breakthrough project" by Shanghai Science Committee.

2. ***Cost advantage through novel production process***
    a. New adefovir dipivoxil crystal is produced by computer-controlled ethanol crystallization. YouHeDing®: triclinic, P-1 space group; vs other adefovirs: monoclinic, CC space group
    b. New 5-step synthesis process from raw material adenine and phosphite versus 7-step of other adefovirs.
    c. Impurity of raw material <1.6%
    d. Improved yield with catalysts including bromide and/or iodine (YouHeDing® 17-20% versus other adefovirs 5-8%). The yield is over 3 times more than previous processes.
    e. The tablet is manufactured by an ethanol flowing process to avoid adefovir dipivoxil degeneration caused by the water method.

3. ***Sales & marketing team***
    a. Sales and marketing directors have extensive experience working with Multinational pharmaceutical companies.
    b. Trained to promote by scientific exchange and not unethical business practices
        i. Armed with the latest developments in disease knowledge and therapeutic approaches especially antiviral therapy.
        ii. The unique disease pattern in China as a lifelong 3 stage disease and the emerging mutant YMDD strain which is resistant to treatment induced by the long term treatment with lamivudine.

4. ***An impressive pipeline of anti-HBV and anti-cancer products that will be in market no longer than 2012***

5. ***Access to exclusive research capabilities in the 2nd Military Pharmacy University***
   One of the top 4 national pharmacy universities in China with some of the best chemists in nucleic acid research

6. ***Access to one of the best clinical development units in China (Renchi Hospital in Shanghai)***

   The team was able to coordinate a multicenter study with the 12 centers responsible for the earlier pivotal trial of Hepsera® in the country. The center was able to complete all the clinical phase studies – I to III in less than 3 years.

We are also aggressively looking for licensing opportunities to expand our portfolio of antiviral and anti cancer products to leverage on our sales, marketing and production assets.

OPPORTUNITIES OF YOU HE DING (GENERIC ADEFOVIR) OUTSIDE OF CHINA:

We have started exploring the export of YOU HE DING® (GENERIC ADEFOVIR) to Korea and Indonesia and several other Asean countries.

We saw 4 major domestic pharmaceutical companies in Korea, –There is tremendous reception to the product due to the following factors:

1. The domestic companies have done well in the last 3 years in Korea; however, competition in the generic market has heightened due to the lack of new products. The rich treasure chest of the few good years of sales has led to competition for the licensing of new products. Any product with a potential of more than 10 bill won sales i.e. US$10 mill is likely to command a premium. The total JO5B market in Korea is MAT Sept 07 of US$150 mill. YOU HE DING® (GENERIC ADEFOVIR) sits in that sweet spot.
2. The protection period for the original brand product, Hepsera expires in Feb 2010. Thus time to market is relatively short for an new generic candidate given that 2 years are required for the necessary bioequivalence study and regulatory filing.
3. YOU HE DING® (GENERIC ADEFOVIR) could possibly be the first generic to market which would have a 68% of the National Reimbursement Price of Hepsera®.

In Indonesia, we are starting to explore licensing YOU HE DING® (GENERIC ADEFOVIR) to one of the largest domestic companies in the country. They have expressed keen interest. Discussion is in progress.

OUR TRACK RECORD:

Sinopharm, our partner, has already committed to a purchase of 50 mill RMB for 2008. Our own direct sales will amount to 50 mill RMB. The total sales of 100 RMB in 2008 will take us to within 40% of our largest competitor's estimated sales for this year. We are confident to overtake them in 2011 despite the fact that we are a new player in the anti HBV market.

There is a need to expand our product portfolio in China in our mission to be the market leader in China in the antiviral and anticancer therapeutic areas. We are starting to either acquire or license in products/technologies. The successful licensing of products will also allow for the optimal utilisation of our current sales & marketing and production assets and drive more growth.

We will provide an update on ThromboView in the next newsletter within a week."

END

For more information contact:

Dr Stephen Phua

CEO and Managing Director

Chairman

Agenix Limited
Ph: + 65 9199 3993

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®, which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Company Announcement

18 February 2008

ThromboView® Update

Dr Stephen Phua, Agenix CEO and Managing Director, provides the following update to shareholders on the ThromboView® Project.

"THROMBOVIEW® – Quo Vadis

All indicators point to the positive on-track development of ThromboView® and its contribution in the significant potential in the Venous Thromboembolism market. The addressable market size of Venous Thromboembolism is about US$800 mill per annum globally. However, the completion of the phase III and some other essential development to the final commercialization would need further investment and call for a new strategic direction. We have a few options and these are covered in this communication.

It is important however to note that we have made tremendous progress with ThromboView® and the enrolment of patients in the current phase II program at 8 sites in the US, Canada and Australia is on track. We expect to have the last patient enrolled no later than July this year. The final report should be ready by Jan 2009 once the data management, analysis and writing are completed.

We have an impressive team of advisers who are the leaders in the field of venous thromboembolism. Some members have been working on the project for the last 20 years. There is no evidence of the lack of passion and commitment among the team despite the protracted and arduous development history. I have the privilege of working with this team and we have completed a 2-day discussion on the clinical development program for the next phase after the completion of the phase II program. We should be able to present this plan to the US FDA no later than Sept this year.

It is estimated that with the best scenario, it would take about US$50 mill (inclusive of the phase III program, the validation of manufacturing process – some of the stocks could also be used for commercial launch) and 3 years to complete the phase III pivotal trial and to obtain marketing approval for the product.

The strategy committee is of the view that the commercial potential of ThromboView® is in 2 areas:

1. Diagnostics of Deep Vein Thrombosis and Pulmonary Embolism (PE) – ThromboView® will have a sizeable niche market in subsets of patients where current diagnostic tools are not appropriate or inaccurate. The addressable global market is at least US$800 mill worldwide if we include 25% of PE suspected patients who are pre-menopausal women where the radiation dose to the breast in Computerised Tomography Pulmonary Angiogram (CTPA) is not acceptable especially in repeated tests. Other patients who are not suitable for include those with poor kidney functions, allergy to the contrast medium of CTPA and recurrent disease as it is difficult for CTPA to differentiate fresh clots from the old. ThromboView®, on the other hand, is only specific for fresh clots.
2. Tool to assist physicians in the management of anticoagulant therapy. Currently the decision to terminate anticoagulant treatment in patients with clotting disorder is an art rather than science. There is no specific functional diagnostic tool that could determine if a fresh clot is still in progress. ThromboView® is the only test available that scan the radio label Technicium tagged to monoclonal antibodies that bind to the 3B6 epitope of fibrin which is only present in fresh clots. The addressable market of this unmet management need is estimated to be 3-5 folds of the diagnostic niche market.

The current clinical development plan is designed to capture the market potential in these 2 indications..

We continue to find the best way to realise the returns for the many years of investment on this project. Here are several options:

1. Licensed out the product to a strategic partner for cash consideration – upfront, milestone, royalty and cost-of-goods payment depending on the deal structure
2. Spin off Agen and raise funds through venture and private equity firms with equity dilution but in full control of the phase III development and commercialisation
3. A combination of the above, for example option 2 could be considered for the US and option 1 for the Europe.

There are pros and cons to the various options; Licensing out at the end of Phase II would spare the existing shareholders from the burden of funding

future programs. However, it is also perceived by the experts in our strategy committee as the lowest returns on investment given the current financial market situation in the US. Option 2 & 3 are better approaches as they will provide an opportunity to evaluate the value of the product and could still be done prior to licensing out the product.

It is clear that whatever options need to be taken, it will be difficult not to have a presence in the US in the form of a subsidiary and the appointment of a CEO of Agen Medical Inc to secure the best value for existing shareholders in Agenix. We do not anticipate a major investment in this regard. We will start with some feasibility studies and the board will deliberate on the options and get back to the shareholders with the decision before Q3 this year."

END

For more information contact:

Dr Stephen Phua

CEO and Managing Director

Agenix Limited

Ph: + 65 9199 3993

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The

company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

AGENIX

21 February 2008

AGENIX BOARD CHANGES

Mr Chris McNamara has joined the Agenix Board effective immediately.

Mr McNamara, based in Melbourne, Australia, is a chartered accountant with extensive experience with business operations in Asia, and with management of property and equity investment portfolios.

Mr McNamara has also been appointed as Chairman of the Audit Committee.

Mr Ravi Govindan, Agenix Chairman stated: "Mr McNamara's appointment further adds strength to our strategic management expertise in the Asia-Pacific region."

Mr Neil Leggett's previously announced resignation from the Agenix Board becomes effective immediately with Mr McNamara's appointment. Mr Leggett continues in a consulting capacity as Company Secretary.

END

For more information, please contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +65 9878 1233

END

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